UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2006

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                        Commission File Number 002-26821



       A.  Full Title of Plan:
            Brown-Forman Corporation Savings Plan

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Registered Public Accounting Firm               2

Financial Statements

 Statements of Net Assets Available for Benefits,
    Years Ended December 31, 2006 and 2005                            3

 Statement of Changes in Net Assets Available for Benefits
    Year Ended December 31, 2006                                      4

 Notes to Financial Statements                                       5-10

Supplemental Schedules

 Form 5500 Schedule H, Line 4a -
      Schedule of Delinquent Participant Contributions,
      Year Ended December 31, 2006                                   11

 Form 5500 Schedule H, Line 4i -
      Schedule of Assets (Held at End of Year), December 31, 2006    12

Signatures                                                           13

Consent of Independent Registered Public Accounting Firm             14

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

             Report of Independent Registered Public Accounting Firm


To the Participants and Administrator of Brown-Forman Corporation Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Corporation Savings Plan (the Plan) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2006 and schedule of delinquent participant contributions for the year ended December 31, 2006 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





/s/ PricewaterhouseCoopers LLP
    Louisville, Kentucky
    June 29, 2007

                      Brown-Forman Corporation Savings Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2006 and 2005

                                                Participant Directed
                                           --------------------------------
                                              2006                 2005
                                         -------------        -------------
Investments, at fair value
   Mutual funds                          $ 212,278,177        $ 183,690,678
   Common collective trust fund             13,615,185           14,123,965
   Brown-Forman Corporation
    Class B common stock fund               21,672,284           20,355,040
   Loans to participants                     1,665,602            1,620,662
                                         -------------        -------------
                                           249,231,248          219,790,345

Employers' contributions receivable          1,402,707            1,346,415
Employees' contributions receivable            263,295              286,577
                                         -------------        -------------
Net assets available for benefits
   at fair value                           250,897,250          221,423,337
                                         -------------        -------------
Adjustment from fair value to contract
   value for interest in collective
   trust relating to fully benefit-
   responsive investment contracts             136,842              160,344
                                         -------------        -------------
Net assets available for benefits        $ 251,034,092        $ 221,583,681
                                         =============        =============

The accompanying notes are an integral part of the financial statements.

                      Brown-Forman Corporation Savings Plan
           Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 2006

                                                                Participant
                                                                 Directed
                                                              -------------
Additions
   Contributions
      Employer                                                $   6,950,249
      Employee                                                   13,963,164
                                                              -------------
                                                                 20,913,413

   Interest income                                                1,500,539
   Dividend income                                                2,410,092
   Net appreciation in investments                               20,592,338
   Net transfers from other plans                                   185,276
                                                              -------------
      Total additions                                            45,601,658
                                                              -------------

Deductions
   Withdrawals by participants                                   16,138,090
   Administrative expenses                                           13,157
                                                              -------------
      Total deductions                                           16,151,247

Net increase                                                     29,450,411

Net assets available for benefits
   Beginning of year                                            221,583,681
                                                              -------------

   End of year                                                $ 251,034,092
                                                              =============

The accompanying notes are an integral part of the financial statements.

                      Brown-Forman Corporation Savings Plan
                         Notes to Financial Statements
                           December 31, 2006 and 2005

1.  Description of Plan

     The sponsor of the Brown-Forman Corporation Savings Plan (the Plan), Brown-Forman Corporation (the Company), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Company's operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage.

     The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

     General

     The Plan is a defined contribution plan covering substantially all salaried employees of the Company and nonunion salaried and hourly employees of the Company's subsidiaries who are not members of a collective bargaining unit, except for certain employees of Fetzer, Jekel, and Sonoma Cutrer Vineyards. The Plan was amended to include non-union hourly employees of Blue Grass Mills, a division of the Company, effective January 1, 2001. An employee becomes eligible to participate in the Plan on their employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions

     Non-highly compensated employees may contribute to the Plan between 1% and 50% of their annual compensation. For the year ended December 31, 2005, highly compensated employees could contribute between 1% and 10% of their annual compensation. Effective January 1, 2006, highly compensated employees may contribute between 1% and 16% of their annual compensation. Employee contributions are not to exceed the Section 402(g) of the Internal Revenue Code (the IRC) limitation for the calendar year of $15,000 and $14,000 for 2006 and 2005, respectively. New employees may transfer assets from their former employers' qualified plans to the Plan.

     Eligible participants who have attained age 50 before the close of the plan year may make catch-up contributions in an amount of 1% to 50% of the employee's compensation, subject to the limitations of the IRC.

     Participants are eligible to receive Company matching contributions beginning on the first day of the month following completion of one year of service. The Company's matching contribution is equal to 100% of the participant's elective deferral up to 5% of the participant's annual compensation. For non-union hourly employees of Blue Grass Mills, the Company's matching contribution is equal to 50% of the participant's elective deferral up to 5% of the participant's annual compensation. Effective October 1, 2005, the Company's matching contribution for Blue Grass Mills employees shall be equal to 100% of the participant's elective deferral up to 5% of the participant's annual compensation. Effective May 1, 2007, participants are eligible to receive the Company's matching contribution the later of May 1, 2007 or the employee's employment commencement date.

     Each participant's account is credited with the participant's contribution on a semi-monthly basis (on a monthly basis prior to November 15, 2004), and an allocation of (i) the Company's matching contribution on a quarterly basis, and (ii) plan earnings on a daily basis. Effective March 20, 2006, participants that are paid weekly shall have their accounts credited with the participants' contributions on a weekly basis. Allocations are based on the participants' contributions and compensation as defined in the Plan. The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of (i) $40,000, or (ii) 100% of the participant's compensation in the plan year. Additional maximum limits exist if the employee participates in a qualified defined benefit plan maintained by the Company.

     Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers several different investment choices, including mutual funds, a money market portfolio, a common collective trust fund, an asset allocation fund, and a Brown-Forman Stock Fund to participants.

     Vesting

     Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company's contributions and earnings thereon is 25% per year of continuous service with the Company. Participants will become 100% vested in their Company contributions account in case of death, normal retirement, or total and permanent disability. Hourly participants employed by Blue Grass Mills as of October 1, 2001 and whose employment terminated as a direct result of the closing of Blue Grass Mills are fully vested.

     Withdrawals

     Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account (IRA), or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. Prior to March 28, 2005, if the vested account balance was less than $5,000, a lump sum distribution was made. Effective March 28, 2005, if the vested account balance is $1,000 or less, an automatic lump sum distribution will be made. If the vested account balance is greater than $1,000 up to $5,000, and the participant does not direct otherwise, it will be rolled over into an IRA with Fidelity Management Trust Company (Fidelity), the trustee and record keeper as described in the Plan. In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment or in the form of an installment payment. A participant may also withdraw their vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. The participant's contributions shall be suspended for six months after the receipt of a hardship distribution.

     Participant Loans

     A participant may request permission from the plan administrator to borrow a portion of such participant's vested accrued benefit under the Plan. Loans shall be limited to the lesser of $50,000 or 50% of the vested account balances. Loans must bear a reasonable rate of interest, be collateralized, and be repaid within five years. Participants do not share in the earnings from the Plan's investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the applicable participant's account.

     Forfeited Accounts

     Forfeited balances of terminated participants' nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future company contributions. The forfeited balances totaled $26,597 and $28,644 for 2006 and 2005, respectively. Also in 2006, $41,000 from forfeited nonvested accounts were used to reinstate previously forfeited account balances of re-employed participants and/or reduce company contributions.

2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. The Brown-Forman Corporation Stock Fund, a unitized employer stock fund, is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price, and a cash component. The value of a unit reflects the combined market value of the underlying Sponsor stock and market value of the short-term cash position. The Plan's interest in the Fidelity Managed Income Portfolio (a collective trust) is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

     As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

     The Plan presents in the accompanying statement of changes in net assets available for benefits the net appreciation or depreciation in the value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

     Recent Accounting Pronouncements

     In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 157 "Fair Value Measurements" (SFAS 157). The standard defines fair value, outlines a framework for measuring fair value, and details the required disclosures about fair value measurements. The standard is effective for fiscal years beginning after November 15, 2007. We are evaluating the impact of the adoption of SFAS 157 on our financial statements.

     Management Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

     Payment of Benefits

     Benefits are recorded when paid.

 3.  Investments

     The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets at fair value at one or both year ends are separately identified.

                                                                    December 31
                                           --------------------------------------------------------------
                                                       2006                              2005
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------  -------------      -------------  --------------
       Investments at fair value:
          Fidelity Magellan Fund                450,643    $ 40,341,531           405,274    $ 43,137,332
          Fidelity Equity-Income Fund           682,674      39,970,584           663,534      35,021,321
          Fidelity Growth Company Fund          329,916      22,998,437           354,949      22,566,336
          Fidelity Retirement Money Market
           Portfolio                         18,474,868      18,474,868        16,021,998      16,021,998
          Managed Income Portfolio           13,752,027      13,615,185        14,284,309      14,123,965
          Fidelity Diversified
           International Fund                   771,092      28,491,850           590,267      19,207,294
          Brown-Forman Corporation Class B
           Common Stock                         319,315      21,151,399           287,273      19,913,768
          Other investments                   3,544,571      64,187,394         2,967,451      49,798,331
                                                          -------------                     -------------
                                                          $ 249,231,248                     $ 219,790,345
                                                          =============                     =============

     During 2006, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

                                                                2006
                                                          ------------
       Mutual funds                                       $ 20,991,764
       Brown-Forman Corporation
        Class B common stock                                  (399,426)
                                                          ------------
                                                          $ 20,592,338
                                                          ============

4.   Tax Status

     The Internal Revenue Service has determined, and informed the Company by a letter dated April 16, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.


5.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


6.   Related Party Transactions

     Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as described in the Plan and, therefore, these transactions qualify as party-in-interest transactions.

     Certain administrative costs incurred by the Plan are paid by the Company. Effective January 1, 2002, general administrative expenses of the third party recordkeeper, Fidelity, and the administration fee for processing loans are allocated to the participants' accounts. Effective July 1, 2002, participant recordkeeping fees were waived by Fidelity. Administration fees for loans continue to be allocated to the participants' accounts. Administrative expenses of $13,157 in 2006 were allocated to participants' accounts.

     Certain participants of the Plan transferred their participation from other defined contribution plans sponsored by the Company. As a result, $185,276 of related plan assets was transferred into the Plan during 2006 .

     The Brown-Forman Corporation Class B Common Stock Fund is a unitized employer stock fund comprised of Brown-Forman Corporation Class B shares and a cash component. The participants of the Plan, as well as participants in other Sponsor plans, may invest in this employer stock fund. The total fund was comprised of $23,158,920 of Brown-Forman Corporation Class B Common Stock and $570,323 of the cash component as of December 31, 2006. During 2006, purchases and sales of 411,824 and 408,109 shares of Brown-Forman Corporation Class B stock, respectively, were made by the employer stock fund. Participants in the Plan have a 91% interest in this fund.

7.   Risk and Uncertainties

     The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

                      Brown-Forman Corporation Savings Plan
                            Plan #006 EIN #61-0143150
                             Schedule H, Line 4a --
                Schedule of Delinquent Participant Contributions
                          Year Ended December 31, 2006


                Participant Contributions       Total that Constitute
                    Transferred Late to         Non-exempt Prohibited
                         the Plan                    Transactions
                ---------------------------     ---------------------
                $                     8,107     $               8,107

                      Brown-Forman Corporation Savings Plan
                            Plan #006 EIN #61-0143150
                             Schedule H, Line 4i --
                    Schedule of Assets (Held at End of Year)
                                December 31, 2006


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,           Current
  Lessor or Similar Party          Collateral, Par or Maturity Value           Value
----------------------------      -----------------------------------     -------------

Janus Enterprise Fund                162,816 Mutual Fund Shares          $    7,725,602
PIMCO Total Return Fund              834,564 Mutual Fund Shares               8,662,775
Royce Low Priced Stock Fund          284,342 Mutual Fund Shares               4,785,473
Hartford Capital
 Appreciation Fund                   130,862 Mutual Fund Shares               6,999,802
Fidelity Magellan Fund*              450,643 Mutual Fund Shares              40,341,531
Fidelity Equity-Income Fund*         682,674 Mutual Fund Shares              39,970,584
Fidelity Growth Company Fund*        329,916 Mutual Fund Shares              22,998,437
Fidelity Low Priced Stock Fund*      241,703 Mutual Fund Shares              10,523,769
Fidelity Diversified
 International Fund*                 771,092 Mutual Fund Shares              28,491,850
Fidelity Freedom Income*              14,583 Mutual Fund Shares                 168,285
Fidelity Freedom 2000*                24,080 Mutual Fund Shares                 300,033
Fidelity Freedom 2010*               251,019 Mutual Fund Shares               3,669,902
Fidelity Freedom 2020*               155,115 Mutual Fund Shares               2,408,943
Fidelity Freedom 2030*               135,818 Mutual Fund Shares               2,177,161
Fidelity Freedom 2040*                76,707 Mutual Fund Shares                 727,184
Fidelity Freedom 2005*                49,530 Mutual Fund Shares                 575,049
Fidelity Freedom 2015*               240,445 Mutual Fund Shares               2,933,433
Fidelity Freedom 2025*               205,611 Mutual Fund Shares               2,625,648
Fidelity Freedom 2035*                84,613 Mutual Fund Shares               1,116,046
Fidelity Freedom 2045*                   134 Mutual Fund Shares                   1,439
Fidelity Freedom 2050*                   268 Mutual Fund Shares                   2,876
Fidelity Retirement Money
 Market Portfolio*                18,474,868 Mutual Fund Shares              18,474,868
Managed Income Portfolio*         13,752,027 Common collective trust fund
                                             units                           13,615,185
Spartan U.S. Equity Index
 Fund*                               131,476 Mutual Fund Shares               6,597,487
Brown-Forman Corporation
 Stock Fund:
 Brown-Forman Class B Stock*         319,315 Common stock shares             21,151,399
 Institutional Money Market                   Money market deposit account,
   Portfolio - Class 1*                      interest rate 5.24%                520,885
Participant Loans*                   Loans, interest rates ranging from
                                       5.25% to 9.5%, with variable
                                       maturity dates through 2011.           1,665,602
                                                                         --------------
                                                                         $  249,231,248
                                                                         ==============

*Party-in-interest to the Plan


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown-Forman Corporation Savings Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.


BROWN-FORMAN CORPORATION SAVINGS PLAN

BY:



/s/ Bruce Cote
Bruce Cote
Member, Employee Benefits Committee
(Plan Administrator)
Vice President, Director
HR Employee Services
Brown-Forman Corporation


June 29, 2007

                                                                      EXHIBIT

            Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No.333-74567) of Brown-Forman Corporation of our report dated June 29, 2007 relating to the financial statements and supplemental schedules of the Brown-Forman Corporation Savings Plan, which appears in this Form 11-K.





/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Louisville, Kentucky
June 29, 2007
                                       14